                                                                    EXHIBIT 99.1

NEWS BULLETIN

           FROM:                     RE:    QIAO XING UNIVERSAL TELEPHONE, INC.
                                            QIAO XING INDUSTRIAL ZONE
   FRB     WEBER SHANDWICK                  HUIZHOU CITY, GUANGDONG 16023 CHINA
           FINANCIAL COMMUNICATIONS         HTTP:\\WWW.QIAOXING.COM
                                            NASDAQ: XING
--------------------------------------------------------------------------------
FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:          AT FRB|WEBER SHANDWICK:
Keneath Chen                               Haris Tajyar
Capital Operation Department               General Information
(011) 86-752-2820268                       310-996-7462
qxxiao@pub.huizhou.gd.cn                   htajyar@webershandwick.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
OCTOBER 22, 2001

                     QIAO XING UNIVERSAL TELEPHONE ANNOUNCES
                        FIRST HALF 2001 FINANCIAL RESULTS

   COMPANY PURSUING ENTRY INTO CHINA'S CDMA MARKET THROUGH STRATEGIC ALLIANCES

               COMPANY EXPECTS STRONG SECOND HALF 2001 PERFORMANCE

GUANGDONG, CHINA (OCTOBER 22, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), China's second largest telephone manufacturer, today announced financial and operational results for the Company's six-month period ended June 30, 2001. Despite a challenging business climate, the Company generated positive earnings and cash flow and focused on maximizing operating efficiencies and productivity enhancements.

The Company reported net sales of $15.2 million for the six months ended June 30, 2001, compared with $22.9 million during the same period in 2000. The decrease in net sales was primarily attributable to increased competition and weaker demand from the domestic telephone market. Net income for the six months ended June 30, 2001 decreased to $1.3 million, or $0.10 per share, from $2.8 million, or $0.25 per share, for the same period in 2000, as a corresponding result of the decrease in net sales.

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "The global telecommunications industry, including the domestic Chinese market, has undergone substantial negative changes throughout the first half of 2001. However, we believe that Qiao Xing has adjusted to the resulting new industry parameters and is in a better position than our peers to solidify and expand our growing presence in the Chinese market.

"Although our revenues declined over the first half of 2001, demand for both our core caller ID telephones and our latest product introductions increased in the third quarter and are expected to maintain that trend for the remainder of the year. This growth is being fueled by improving industry conditions and the government's recent legislative action to eliminate all initial application fees for landline and mobile telephone users."



                                     -more-

   FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor.


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Qiao Xing Universal Telephone, Inc.
Page 2 of 4


COMPANY PURSUING ENTRY INTO CDMA MARKET THROUGH STRATEGIC ALLIANCES

Qiao Xing also reported that it expects to enter China's CDMA market through the development of one or more strategic alliances with companies that have thus far received government approval to move forward with CDMA technology in China. The Company believes the pursuit of such alliances will provide Qiao Xing with the fastest and most efficient entry into China's CDMA market.

 "CDMA technology will play a pivotal role in further accelerating China's already growing telecommunications industry. We are pleased that the government is supportive of the launch of this technology in China and look forward to supplying the market with CDMA-ready telephones in the near future. We believe that our entry into this market through a potential strategic alliance is the most appropriate solution as it will enable Qiao Xing to quickly and efficiently capitalize on this significant new growth opportunity," continued Mr. Wu.

COMPANY EXPECTS STRONG SECOND HALF 2001 PERFORMANCE

"Based on a solid third quarter performance and positive trends in the fourth quarter, we are expecting strong financial and operational growth during the second half of 2001. In addition to growing our revenues, we are continuing to maintain our strong cash position and will continue to invest in research and development. These investments enabled us to introduce eleven new telephone models at the end of our third quarter. These new product lines are receiving substantial interest from our customers and can be expected to generate a higher margin going forward. We expect to continue to build on our leadership in China's telephone market by strengthening our R&D capability and responsiveness to market changes."

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                            [Financial Tables Follow]




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


Qiao Xing Universal Telephone, Inc.
Page 3 of 4


                       QIAO XING UNIVERSAL TELEPHONE, INC.
                          CONSOLIDATED INCOME STATEMENT
                                   (UNAUDITED)

                                                    Six months ended     Six months ended
                                                      June 30, 2001        June 30, 2000
                                                         US$'000              US$'000
                                                    ----------------     ----------------
Sales, net                                               $ 15,227             $ 22,891
Cost of sales                                             (11,269)             (16,093)
Gross profit                                                3,958                6,798
Selling expenses                                             (290)                (901)
Operating expenses                                         (1,339)              (1,503)
Interest expenses                                            (332)                (136)
Interest income                                                50                   37
Other income (expenses), net                                  (83)                  (9)
Income before tax                                           1,964                4,286
Provision for income tax                                     (525)              (1,106)
Income before minority interests                            1,439                3,180
Minority interests                                           (166)                (362)

Net income                                               $  1,273             $  2,818

Earnings per common share                                $   0.10             $   0.25

Weighted average number of shares outstanding          12,993,241           11,365,314







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


Qiao Xing Universal Telephone, Inc.
Page 4 of 4


                       QIAO XING UNIVERSAL TELEPHONE, INC.
                           CONSOLIDATED BALANCE SHEET

                                                                                   As of
                                                                               June 30, 2001
                                                                               --------------
CURRENT ASSETS
Cash equivalents                                                               $   11,750,423
Debtors                                                                            33,567,047
Stock                                                                              11,564,700
Prepayments and deposits                                                              750,401
Other receivables                                                                     860,614
Due from directors                                                                    510,177
Due from other related parties                                                        648,972
Deferred tax asset                                                                    358,567
TOTAL CURRENT ASSETS                                                           $   60,010,901

Fixed assets, net                                                              $   25,098,113
Construction-in-progress                                                            3,749,409
Intangible assets                                                                     255,497
Investment in land                                                                 23,500,318
Deferred debt issuance cost                                                         1,231,075
TOTAL ASSETS                                                                   $  113,845,313

CURRENT LIABILITIES
Short term borrowings                                                          $   20,453,282
Accounts payable                                                                    3,675,494
Accrued liabilities                                                                   286,741
Other payable                                                                       1,967,160
Taxation payable                                                                   15,914,036
TOTAL CURRENT LIABILITIES                                                      $   42,296,713

LONG-TERM LIABILITIES
Long term payable                                                              $      764,703
Due to shareholders                                                                   986,179
Convertible bonds                                                                   3,251,208
TOTAL LIABILITIES                                                              $   47,298,803

MINORITY INTEREST                                                                   2,977,031

SHAREHOLDERS EQUITY
Shane Capital                                                                  $       12,140
Additional paid-in capital                                                         36,843,204
Translation difference                                                               (130,782)
Retained profit                                                                    25,571,543
Statutory reserves                                                                  1,273,374

TOTAL SHAREHOLDERS' EQUITY                                                     $   63,569,479

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                                       $  113,845,313






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